Jenner & Block LLP
1155 Avenue of the Americas
New York, New York 10036

October 18, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Shift Technologies, Inc.
Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-267601)

Ladies and Gentlemen:

On behalf of Shift Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2022, regarding the Company’s Registration Statement on Form S-4, File No. 333-267601, filed with the Commission on September 26, 2022 (the “Original Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the Staff’s comments with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Certain capitalized terms set forth in this letter are used as defined in the Amendment. Where, through the Amendment, the Company has revised the Original Registration Statement in response to the Staff’s comments, we have noted the applicable page number in the Company’s response.

Registration Statement on Form S-4

1.
We note that negotiations for a potential merger between CarLotz and Shift recommenced in July 2022 after an agreement between the companies “that a combination of CarLotz and Shift could potentially be beneficial to their respective stockholders from an operational, strategic and synergistic perspective...” Please elaborate on the potential operational, strategic, and synergistic benefits of the merger considered at that time. Please also elaborate on the “differing views on strategic focus, business models and relative values of CarLotz and Shift” in December 2021 when negotiations were originally abandoned to provide investors with additional information regarding the decision to recommence negotiations.

Response:

Please see the revised disclosure on pages 66 and 65 which includes information regarding (i) the potential operational, strategic, and synergistic benefits of the proposed transaction that gave rise to Shift recommencing discussions with CarLotz in July 2022 and (ii) the differing views on strategic focus, business models and relative values of CarLotz and Shift in December 2021, respectively.

2.
We note your disclosure regarding the key estimates and assumptions underlying the company’s prospective financial information used in connection with the company’s evaluation of the merger. Please elaborate on the estimates and assumptions related to the increase in gross profit in fiscal year 2023 despite anticipated lower revenue.

Response:

Please see the revised disclosure on page 100 which includes information regarding the estimates and assumptions related to the increase in Shift’s projected gross profit in fiscal year 2023.

Shift Technologies, Inc.

3.
Please disclose how and why the timeframe leading out to 2031 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

Response:

Please see the revised disclosure on page 98 which includes information regarding the selection of the timeframe for Shift’s prospective financial information. In addition, please see the revised disclosure on page 100 which includes information regarding expected operating trends underlying Shift’s prospective financial information.

4.
Please expand your discussion of the assumptions and estimates underlying CarLotz’s standalone forecast to address the projected decrease in Adjusted EBITDA for fiscal year 2024 in light of anticipated increased revenue and gross profit in that year.

Response:

Please see the revised disclosure on page 104 which includes information regarding assumptions and estimates underlying CarLotz’s standalone forecast, including the projected decrease in Adjusted EBITDA for fiscal year 2024.

5.
We note that the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please include a tax opinion from counsel as appropriate or tell us why you are not required to do so. Please see Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin No. 19 for guidance.

Response:

The Company respectfully notes the Staff’s comment and an opinion of Jenner & Block LLP is being attached to the Amendment as Exhibit 8.1. Please also see the revised disclosure on page 171.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Valerie Ford Jacob Sebastian L. Fain Freshfields Bruckhaus Deringer US LLP